BIGLARI CAPITAL CORP.

19100 RIDGEWOOD PARKWAY, SUITE 1200
SAN ANTONIO, TEXAS 78259
TELEPHONE (210) 344-3400
FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN & CEO

November 6, 2025

Dear Shareholders of Cracker Barrel Old Country Store, Inc:

You have most likely received a letter from the Cracker Barrel Board of Directors seeking your vote for re-election at the Annual Meeting of Shareholders on November 20, 2025.

Once again the board is trying to make the vote about Sardar Biglari to divert attention away from its failed oversight of CEO Julie Felss Masino, who has destroyed over $1 billion in shareholder value.[1] Our campaign is about **saving Cracker Barrel** from a board and management team that are out of touch with Cracker Barrel's customer base. We urge all shareholders to vote "**AGAINST**" CEO Julie Felss Masino and board member Gilbert Dávila on the **GOLD** proxy card.

The Board's Strategy: Deflect, Distract, Deny

- Cracker Barrel cannot run on its own record, so the board has decided to run a campaign against Mr. Biglari, even though his name is not on the ballot.
- The board wants to turn the discussion away from Cracker Barrel and instead talk about Steak n Shake, which just reported a 15% increase in same-store sales in its most recent quarter.[2] Moreover, the share price of its parent company, Biglari Holdings, is up 283% over the last five years, versus a 70% decline in the price of Cracker Barrel shares during the same period.[3]
- Clearly, Cracker Barrel shareholders would have benefited tremendously had the board listened to Mr. Biglari over the years instead of spending $31 million of your money attacking him.[4]

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[1] Market cap data based on FactSet, measured from August 7, 2023, to November 5, 2025.
[2] Biglari Holdings Inc SEC filings.
[3] FactSet. Five-year share price performance as of October 20, 2025.
[4] Cracker Barrel 2025 Definitive Proxy Statement, filed with the SEC on October 7, 2025.

The Record of Failure Is Indisputable

The board has failed in every acquisition and in the opening of new stores, hired the wrong CEO, and approved a "Strategic Transformation Plan" that has not only failed but has subjected the company to market ridicule and set the company back years in terms of its financial and stock price performance.

Any rational owner would have serious concerns about the credibility of a board that has repeatedly failed and that continues to support a failed CEO. At this juncture, how can any shareholder give this board a pass? **This is a watershed moment for shareholders.**

Cracker Barrel's board has been in the excuse business, blaming its dismal performance on everything from gas prices, demographics, and the pandemic to brand relevance, bots, and Biglari. **It's a roulette wheel of excuses.**

When the public reacted with unprecedented outrage to the disastrous rebrand, what was the board's response? It blamed mysterious social media bots, as if the precipitous decline in guest traffic was because the bots stopped showing up for breakfast. **The bots did not cause the closure of Maple Street Biscuit stores, the failed West Coast expansion, the multiyear declines in customer traffic, or the poor share price.** In fact, the stock price of Cracker Barrel is now at a level not seen since 2009, in the throes of the Great Recession.[5] **Cracker Barrel leadership is responsible for putting shareholders in this position.**

The Board Is Attempting to Rewrite History

The board and CEO Julie Felss Masino are now trying to minimize the rebranding and remodeling fiasco as a minor "misstep" in an otherwise successful strategic transformation. **Are the following items the consequences of a minor misstep?**

- $1.2 billion of shareholder value destroyed[6]
- $43 million in impairment and store-closing costs since fiscal year 2024[7]
- $24 million in strategic-transformation-initiative expenses since fiscal year 2024[8]
- $286 million in capital expenditures since fiscal year 2024, without reversing the guest-traffic decline (down 3% in fiscal year 2025 and expected to decline by as much as 7% in fiscal year 2026)[9]

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[5] FactSet, as of November 5, 2025.
[6] Market cap data based on FactSet, measured from August 7, 2023, to October 23, 2025.
[7] FY2025 Annual Report and FY2025 earnings transcript.
[8] FY2025 Annual Report and FY2025 earnings transcript.
[9] FY2025 Annual Report and FY2025 earnings transcript.

In a more flagrant attempt to rewrite history, company leadership recently stated:

- "[W]e never intended to remove the 'Old Timer' from all applications."[10] Is this even true?
- "We have not broken out the logo costs separately, but they were not material."[11] Let's look at the facts. Consulting costs alone were $24 million. Each new-unit cost averaged $8.7 million. Or did the chairman use the word "logo" to make it sound like one piece was immaterial?
- "With regard to our test remodel program, the Company has publicly disclosed that only $23 million of our overall capital investment was directed toward the 62 remodels."[12] Is this even true? If we assume the data is accurate, extrapolate that figure to 660 units and the remodel would have cost $245 million.

In the May 2024 "Strategic Transformation Plan" announcement, it was clear that Ms. Masino's big, bold plan was already underway with the aesthetic remodels. Ms. Masino said at the time, "Cracker Barrel is an iconic brand, but even iconic brands have to evolve…[W]e're just not as relevant as we once were…. Historically, Cracker Barrel has made limited changes to our design aesthetic, and we've probably relied a little too much on what was perceived to be the timeless nature of our concept…. The guests and employee feedback has been highly encouraging. Guests have commented that the new design feels lighter, brighter, fresher and cleaner, and that they are especially excited in one of our remodels about having booths and banquettes as seating options."[13]

In August 2025, Ms. Masino went on *Good Morning America* to defend the rebranding, saying: "Honestly, the feedback has been overwhelmingly positive and people like what we are doing" and "The buzz is so good."[14]

There are so many inconsistencies in the face of reality that the arguments just seem ludicrous at this point. Management has lost credibility and the company's stock price reflects it.

The Viability of *Any* Plan Offered by This Board Is Undermined by the Company's Own Guidance

It is laughable that the board wants you to accept that it now has a plan to get things back on track when even its own projections say otherwise. **The expected declines in guest traffic in the first quarter of fiscal 2026 and the fiscal year represent the biggest customer losses in a**

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[10] Board of Directors Letter to Shareholders, filed with the SEC on October 27, 2025.
[11] Board of Directors Letter to Shareholders, filed with the SEC on October 27, 2025.
[12] Board of Directors Letter to Shareholders, filed with the SEC on October 27, 2025.
[13] Cracker Barrel Business Update Press Release and Call Transcript, filed with the SEC on May 16, 2024.
[14] *Good Morning America*, August 19, 2025, https://abcnews.go.com/GMA/Food/cracker-barrel-ceo-announces-campaign-jordan-davis-hints/story?id=124769888.

decade, excluding the pandemic period.[15] If the only benchmark you can beat is a global pandemic, you have no credible plan.

No matter what the board would like you to believe, performance was poor prior to hiring Ms. Masino as CEO, and its decline has intensified ever since. **There must be consequences for failure at this scale.** One of the few assertions in the board's letter that is true is that we do call for the "removal of critical leadership"[16] — the leadership critically responsible for destroying shareholder value.

Setting the Record Straight — Mr. Biglari Wants to Save Cracker Barrel

Unlike the company's directors and executives, who collectively own less than 1% of outstanding shares,[17] **we've actually invested our own money**, both in the purchase of shares for the long term and in efforts to hold the company accountable through costly proxy campaigns. Cracker Barrel's management keeps making inflammatory comments about Mr. Biglari that we believe are intended to cause reputational harm. The only side whose credibility remains intact is Mr. Biglari's.

The company has tried to question our long-term shareholdings and vocal opposition to its bad strategy. Should an owner of a business remain silent and simply watch shareholder capital be wasted? As investors in the stock for over 14 years, we are vocal because we want to save Cracker Barrel. **The only ones disrupting the business and damaging the brand are the people being paid to run it.**

Wall Street and Main Street Are Both Speaking Out

The board wants to pretend that we are the only shareholders alarmed at the direction of the company, but that is another falsehood.

- This summer the State Board of Administration (SBA) of the Florida Retirement System sent a letter to Cracker Barrel's board chair outlining concerns about the "rebranding fiasco,"[18] and just weeks ago **the SBA announced it would urge fellow shareholders to vote AGAINST the entire Cracker Barrel board** to "prevent future value destruction."[19]

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[15] FY2025 earnings transcript. Company SEC filings.
[16] Cracker Barrel Letter to Shareholders, filed with the SEC on October 7, 2025.
[17] Cracker Barrel 2025 Definitive Proxy Statement, filed with the SEC on October 7, 2025.
[18] SBA of Florida Letter to Cracker Barrel Board Chair, August 29, 2025.
[19] Form PX14A6G, filed with the SEC on October 3, 2025.

- Cracker Barrel's own cofounder has also spoken out publicly against the company's current leadership, accusing Ms. Masino of being out of touch with the chain's loyal customer base. The cofounder has also called for Ms. Masino to be fired.[20]

What Cracker Barrel Investors Must Now Do

It is clear this board and management do not understand Cracker Barrel. What they want you to believe is that they were surprised by the vehement reaction of customers to the rebranding. Yet how can they be surprised when they were warned? And they want you to believe that now they get it, but they don't. This is yet another way the CEO is insulting Cracker Barrel's customers, as if bots and not human beings were appalled by a rebrand intent on stripping away the character of the company. And no, we did not pay any company to create bots.

We believe no true owner would support the current CEO. We shared our views with her in March 2024 about what to focus on and what to avoid. She ignored the advice and did exactly what we warned against. We are lucky that customers spoke loudly or the company would have devolved into a footnote in the history of American brands.

As part of its campaign against us last year, the company said, "Cracker Barrel's strategic transformation plan is grounded in extensive data-driven research, customer feedback, and tens of thousands of hours of thoughtful planning" and that the plan "is grounded in a clear understanding of what guests love about Cracker Barrel [which] is derived from the comprehensive, data-driven analysis of the business that Ms. Masino made her first priority upon appointment as CEO."[21]

Why is Cracker Barrel singularly focused on data and trends and ignoring its customers? Everything wrong with Cracker Barrel's leadership was demonstrated in miniature by the decision to hold a launch party for the new branding this past August in New York City's trendy Meatpacking District. They brought in hip TikTok influencers to line dance awkwardly in a spot convenient for their highly paid marketing consultants — but Cracker Barrel has no stores in Manhattan. The launch event played more like a parody of Cracker Barrel's identity than a celebration.[22]

Thousands of hours, millions of dollars, and they missed the mark this badly? Why does Ms. Masino still have a job? And why does Mr. Dávila, the board's so-called multicultural marketing expert who signed off on this debacle, deserve re-election?

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[20] Fox Business, October 4, 2025, https://www.foxbusiness.com/retail/cracker-barrel-co-founder-says-ceo-knows-very-little-about-company-following-700m-rebrand-failure.
[21] Cracker Barrel Letter to Shareholders, filed with the SEC on November 4, 2024.
[22] Secret NYC, August 19, 2025, https://secretnyc.co/cracker-barrel-pop-up-nyc-august-2025/.

It's time for shareholders to step up, voice their concerns, and send the whole Cracker Barrel Board of Directors a message they cannot ignore. Vote **"AGAINST"** CEO Julie Felss Masino and board member Gilbert Dávila on the **GOLD** proxy card.

Sincerely,

Sardar Biglari